October 27, 2011

VIA EDGAR

Mr. Kevin W. Vaughn
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4561

Re:	Gulf United Energy, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended August 31, 2010
Filed December 7, 2010
Amendment 2 to Form 10-Q for the Quarter Ended November 30, 2010
Filed January 25, 2011
Form 10-Q for the Quarter Ended May 31, 2011
Filed July 15, 2011
File No. 000-52322

Dear Mr. Vaughn:

The Company is in receipt of your comment letter dated October 14, 2011. You requested that the Company provide its response within ten business days of the date of your letter. We are writing at this time to request an extension of the time to reply to November 11, 2011 in order to accommodate the schedules of key Company personnel and Board members.

If you have questions concerning the above, or if you require additional information, please do not hesitate to contact me at (713) 780-0806.

Sincerely,

/s/ David Pomerantz

Chief Financial Officer
Gulf United Energy, Inc.

cc:	Tara Harkins, Staff Accountant – Securities and Exchange Commission
Lynn Dicker, Reviewing Accountant – Securities and Exchange Commission